Exhibit 99.1

Alvotech

Société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

R.C.S. Luxemburg B 258884

(the “Company”)

Annual General Meeting of Shareholders of the Company held on 7 June 2024 at 9:00 a.m. CEST at 41A, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg

The meeting is opened at 9:00 a.m. CEST with Ms. Tanya Zharov as chairman, who appoints Mr. Alexander Olliges, professionally residing in Luxembourg as secretary. The meeting elects Mr. Benedikt Stefansson as scrutineer.

The board of the meeting having thus been constituted, the chairman declared the following:

I.              The shareholders represented, the votes received in writing, the proxyholders of the represented shareholders and the number of their shares are shown on an attendance list which, signed by the proxyholder of the shareholders and the persons having received proxy to sign the present minutes, shall remain annexed to this deed.

II.             The said proxies and voting forms, initialled by the persons having received proxy to sign the present minutes, shall remain annexed to this deed.

III.            That this general meeting was duly convened by notices containing the agenda of the meeting and published on the RESA under reference RESA_2024_104.3 on 6 May 2024, in the Luxembourg newspaper Luxemburger Wort, page 38, on 6 May 2024 as well as via FNS on the Luxembourg Stock Exchange.

IV.            Pursuant to the articles of association of the Company and the Luxembourg law dated 10 August 1915 on commercial companies, as amended, (i) no resolution is required regarding item (1) of the agenda and (ii) resolutions regarding items 2-8 of the agenda will be passed at a simple majority of the votes validly cast, without any quorum requirement.

V.             Pursuant to the attendance list, 214,267,388 common shares out of 302,727,462 issued common shares entitled to vote are represented and all the shareholders represented declare that they have had due notice knowledge of the agenda prior to the meeting. Considering 23,160,596 common shares were held by a subsidiary of the Company on the Record Date and related voting rights suspended, 76.64% of the shares entitled to vote are represented at the meeting.

VI.           The present meeting is thus regularly constituted and may validly deliberate on all the items on the following agenda.

VII.          The agenda of the present meeting is the following:

AGENDA

1.	Presentation of the management reports of the board of directors of the Company (the “Board of Directors”) and the reports of the independent auditor (réviseur d’entreprises agréé) on the Company's annual financial statements, prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (the “Luxembourg GAAP”), and on the Company's consolidated financial statements for the financial year ended 31 December 2023, prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (the “IFRS”).

2.	Approval of the Company’s annual financial statements for the financial year ended 31 December 2023.
3.	Approval of the Company’s consolidated financial statements for the financial year ended 31 December 2023.
4.	Acknowledgement of the loss of the Company for the financial year ended 31 December 2023 and allocation of result.
5.	Granting of discharge (quitus) to (a) Mr. Róbert Wessman, (b) Ms. Ann Merchant, (c) Ms. Lisa Graver, (d) Ms. Linda McGoldrick, (e) Mr. Richard Davies, (f) Mr. Tomas Ekman, (g) Mr. Faysal Kalmoua and (h) Mr. Arni Hardarson for the exercise of their respective mandate as member of the board of directors of the Company during the financial year ended 31 December 2023.
6.	Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d'entreprises agréé) of the Company in relation to the Company's annual financial statements and the consolidated financial statements of the Company for the financial year ending on 31 December 2024 until the annual general meeting of the Company approving such financial statements.
7.	Appointment of Mr. Hjörleifur Pálsson as director of the Company.
8.	Presentation of and advisory vote on the remuneration report for the board of directors of theCompany.

Having duly considered each item on the agenda, the general meeting of shareholders after acknowledging the convening notice and related documents and upon deliberation took, the following resolutions:

First resolution

The board of the meeting presents and the general meeting of shareholders acknowledges the management reports of the Board of Directors and the reports of the independent auditor on the Company's annual financial statements and on the Company's consolidated financial statements for the financial year which ended 31 December 2023.

Second resolution

The general meeting of shareholders approves the Company’s annual financial statements for the financial year ended 31 December 2023 showing a balance sheet total of USD 2,505,710,971, as presented by the Board of Directors.

The result of the votes was as follows:

-               210,290,443 votes in favour: 99.99%;

-               1 votes against: 0.01%;

-               3,976,944 abstentions.

Consequently, the resolution is adopted.

Third resolution

The general meeting of shareholders approves the consolidated financial statements for the financial year which ended on 31 December 2023 showing a balance sheet total of USD 950,090,000, as presented by the Board of Directors.

The result of the votes was as follows:

-               210,290,535 votes in favour: 99.99%;

-               1 votes against: 0.01%;

-               3,976,852 abstentions.

Consequently the resolution is adopted.

Fourth Resolution

The general meeting of shareholders acknowledges a loss of USD 118,704,511 and resolves to carry forward such loss to the next financial year.

The result of the votes was as follows:

-               210,289,685 votes in favour: 99.99%;

-               317 votes against: 0.01%;

-               3,977,386 abstentions.

Consequently the resolution is adopted.

Fifth resolution

The general meeting resolves to grant discharge the following members of the Board of Directors for the exercise of their mandates during the financial year ended 31 December 2023:

(i)            Róbert Wessman;

(ii)           Ann Merchant;

(iii)          Lisa Graver;

(iv)          Linda McGoldrick;

(v)           Richard Davies;

(vi)          Tomas Ekman;

(vii)         Faysal Kalmoua; and

(viii)        Arni Hardarson.

The result of the votes was as follows:

-               207,818,943 votes in favour: 99.99%;

-               6,310 votes against: 0.01%;

-               6,442,135 abstentions.

Consequently the resolution is adopted.

Sixth Resolution

The general meeting resolves to renew the mandate of Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 20, Boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register under number B 67895 as independent auditor (réviseur d’entreprises agréé) of the Company in relation to the Company’s annual financial statements and the consolidated financial statements of the Company for the financial year ending on 31 December 2024 until the annual general meeting of the Company approving such financial statements.

The result of the votes was as follows:

-               211,388,991 votes in favour: 99.99%;

-               2,043 votes against: 0.01%;

-               2,876,354 abstentions.

Consequently the resolution is adopted.

Seventh Resolution

The general meeting of shareholders resolves to appoint Mr. Hjörleifur Pálsson, born on 28 November 1963 in Selfoss, Iceland, professionally residing at Saemundargata 15-19, 102 Reykjavik, Iceland, as new director of the Company with effect as of 7 June 2024 and until the annual general meeting approving the annual accounts for the financial year ended on 31 December 2025.

The result of the votes was as follows:

-               210,258,149 votes in favour: 99.99%;

-               25,797 votes against: 0.01%;

-               3,983,442 abstentions.

Consequently the resolution is adopted.

Eighth Resolution

The general meeting of shareholder resolves to pass an advisory vote on the remuneration report for the members of the board of directors for the financial year ended 31 December 2023.

The result of the votes was as follows:

-               204,247,204 votes in favour: 99.52%;

-               978,351 votes against: 0.48.

-               9,041,833 abstentions;

Consequently the resolution is adopted.

There being no further business, the Meeting is closed at ___________ CEST.

[remainder of the page remains deliberately blank, signature pages follow]

[signature page - minutes of the annual general meeting of Alvotech held on 7 June 2024 – Chairman]

__________________
Ms. Tanya Zharov
Chairman

[signature page - minutes of the annual general meeting of Alvotech held on 7 June 2024 – Secretary]

__________________
Mr. Alexander Olliges
Secretary

[signature page - minutes of the annual general meeting of Alvotech held on 7 June 2024 – Scrutineer]

__________________
Mr. Benedikt Stefansson
Scrutineer